SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 30TH, 2018

DATE, TIME AND PLACE: May 30th, 2018, at 10.00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Celso Luis Loducca, Herculano Aníbal Alves, Mario Di Mauro, Piergiorgio Peluso and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absence of Messrs. Giovanni Ferigo and Raimondo Zizza.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) Presentation of the results of the Self-Assessment Questionnaire of the Board of Directors for the year 2017; (4) To approve the amendment proposal of the Internal Audit’s Internal Rules; (5) Presentation on regulatory and political aspects; and (6) Follow up on the Investor Relations activities.

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on May, 18th and 29th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’ report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on May 29th, 2018, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the results of the Self-Assessment Questionnaire, answered by the Board of Directors Members, for the year 2017, and discussed their results and possible adjustments for improvement of the Board’s activities.

(4) After the presentation made by Mr. Alberto Ragazzini, Director of the Internal Audit, approved the amendment proposal of the Internal Audit’s Internal Rules of the Company, in accordance with the recommendation and proposed adjustments after the evaluation carried out by the CAE and CCR at the meetings held on May 29th, 2018, according to the material filed at the Company's headquarters. Considering the amendments hereby approved in the Internal Audit’s Internal Rules, the members of the Board of Directors appointed, among their members, the Company’s Board of Directors’ Chairman of the Company, Mr. João Cox Neto, to act as a link and facilitator between this area and the Board of Directors, the body to which it reports directly.

(5) Mr. Mario Girasole, Regulatory and Institutional Affairs Officer, made a presentation on the regulatory and political aspects of the Brazil’s telecommunications market, addressing, in general terms, the following topics: (i) the relationship between the political environment and the mobile telephone services market in Brazil, especially its effects on the institutional agenda and on legislative reforms; (ii) the trends in the telecommunications market and the main issues related to its regulation in Brazil; and (iii) the market position occupied by the Company, compared to the other telephone carriers, as per Agência Nacional de Telecomunicações – ANATEL’ s data.

(6) Acknowledged on the activities carried out by the Company’s Investor Relations area, as reported by Mr. Adrian Calaza, Chief Financial Officerand Investor Relations Officer.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker, Celso Luis Loducca, Herculano Aníbal Alves, Mario Di Mauro, Piergiorgio Peluso and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 30th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 30, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.